SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
    (Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)*
Manitex International, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)
          563420 10 8
(CUSIP Number)
June 06, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[x]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 563420 10 8         Page 2 of 5

1	NAMES OF REPORTING PERSONS Terex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares of Common Stock (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0 shares of Common Stock (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares of Common Stock (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (See Item 4)
12	TYPE OF REPORTING PERSON CO

SCHEDULE 13G
CUSIP NO. 563420 10 8                                   Page 3 of 5
Item 1(a).    Name of Issuer:
Manitex International, Inc. (the "Issuer")

Item 1(b).    Address of Issuer's Principal Executive Offices:
9725 Industrial Drive
Bridgeview, Illinois 60455

Items 2(a),
(b) and (c).    Name of Person Filing, Address of Principal Business Office and Citizenship:
This Schedule 13G is being filed by Terex Corporation, a Delaware corporation (the "Reporting Person").
The mailing address of the Reporting Person is 301 Merritt 7, 4th flr., Norwalk, CT 06851.
Item 2(d).    Title of Class of Securities:
Common Stock, no par value per share (the “Common Stock”)

Item 2(e).    CUSIP Number:
563420 10 8
Item 3.        Not applicable
Item 4.        Ownership.
(a)    Amount beneficially owned:
     0 shares of Common Stock
(b)    Percent of class:
0
(c)    Number of shares to which such person has:

(i)    Sole power to vote or direct the vote: 0
(ii)    Shared power to vote or direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 0

SCHEDULE 13G
CUSIP NO. 563420 10 8                                   Page 4 of 5

Item 5.        Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ⌧.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable

Item 8.        Identification and Classification of Members of the Group.
Not applicable
Item 9.        Notice of Dissolution of a Group.
Not applicable
Item 10.     Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 563420 10 8                                   Page 5 of 5

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:     October 8, 2024

TEREX CORPORATION

By: /s/ Scott J. Posner
Scott J. Posner Senior Vice President, Secretary and General Counsel